UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date October 4, 2002

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

3 October 2002

Coles Myer Rebuild Progressing

  Net profit after tax of $353.8 million

in line with guidance

up 6.2% on last year's underlying profit

  Underlying retail EBIT up 16.2%

  Focus on sustainable, long-term growth

  Cost of doing business ratio reduced by 78 basis points ($199 million)

  Strong balance sheet

  Operating cash flow up $445.8m

  Final dividend 12.0 cents

Coles Myer Ltd (CML) today announced net profit after tax of $353.8 million for the full year ended 28 July, 2002 - in line with guidance and up by 6.2% on last year's underlying net profit after tax. Sales rose by 8.7%1 to $25.5 billion.

Underlying retail EBIT for the Group grew by 16.2% - up by 12.4%2 in the Food & Liquor business and by 36.9%3 in the General Merchandise & Apparel (GM&A) brands.

Coles Myer Chief Executive Officer John Fletcher said the result demonstrated early progress in delivering on the Group's five-year program to rebuild the business and restore shareholder value.

"Our Food & Liquor business has achieved compound double-digit earnings growth over the past 10 years," Mr Fletcher said.

"In GM&A, there has been significant and continuing earnings improvement in Target, along with a much improved second half performance by Kmart, with both brands delivering to strategy simultaneously.

"In Myer Grace Bros, the turnaround is taking longer to get traction. However, with the leadership team now in place and the recovery process underway, we believe the worst is behind us.

"We have significantly improved our cost of doing business (CODB) to sales ratio, with a reduction across the Group of 78 basis points. This represents a saving of $199 million, well ahead of our $100 million target for FY2002, increasing our competitiveness.

"We continue to forecast total CODB savings of at least $300 million by the end of FY2004.

"Ongoing benefits will emerge from the reviews of our Food & Liquor business and our head-office and support functions.

"With the arrival this month of the new leaders of our Supply Chain and IT functions, there will be further focus on running our operations faster, cheaper, better and smarter.

"The balance sheet was further strengthened over the year. This was aided by GM&A inventory levels falling by a further $107.9 million, additional to last year's reduction of $88.5 million.

"Operating cash flow rose by a substantial $445.8 million to $1.1 billion.

"This has been a challenging year for the company, but one in which we have made real progress. The full leadership team is now in place, momentum is developing and significant business transformation is taking place."

Mr Fletcher said Group sales for the first 8 weeks of FY2003 grew by 7.8%.

"While our Food & Liquor business is operating in an extremely competitive environment, we are on track in the first quarter to deliver to our strategic commitment of high single-digit sales growth," Mr Fletcher said.

"In GM&A, Target and Kmart sales continue to maintain momentum."

Directors have declared a fully franked final dividend of 12.0 cents per share.

RESULTS SUMMARY	2002	2001	Change
	52 weeks	52 weeks
	$m	$m
Sales[1]	25,688.7	23,779.6	8.0%
Retail EBIT[2]	624.1	586.3	6.4%
Underlying retail EBIT[3]	636.5	547.8	16.2%
% to Sales[3]	2.5%	2.3%
Food and Liquor Group	546.9	514.7	6.3%
% to Sales	3.4%	3.6%
General Merchandise and Apparel Group	92.0	98.6	(6.7)%
% to Sales	1.0%	1.1%
e.colesmyer	(14.8)	(27.0)	45.2%
% to Sales	(5.3)%	(9.9)%
Property	48.9	57.4
Unallocated costs	(106.5)	(70.3)
Underlying[4] EBIT	566.5	573.4	(1.2)%
Net borrowing costs	(75.5)	(108.7)
Underlying[4] net profit before tax	491.0	464.7	5.7%
Income tax expense on underlying profit	(137.2)	(131.7)
Underlying[4] net profit after tax	353.8	333.0	6.2%
Significant items[5]	-	(245.9)
Income tax benefits	-	63.7
Net profit after tax	353.8	150.8	134.6%
Underlying[4] earnings per share (basic) (cents)	26.1	26.1
Earnings per share (basic) (cents)	26.1	10.5
Ordinary dividend per share	25.5	25.5
Operating gross margin (%)[3]	26.7	27.5	(80)bp
Cost of doing business / sales (%)[3]	24.4	25.2	(78)bp
Return on investment (%)[6]	14.2	13.0
Operating cash flow before distributions, interest & tax	1,280.4	941.7
Free cashflow[7]	672.6	190.4
Net debt/Net debt & equity (%)	17.5	27.3
Fixed charges cover (times) [8]	2.0	2.0

1	Excludes Goods & Services Tax (GST). Excluding the exited business of Katies, Myer Direct and Red Rooster, CML sales were: 2001 $23,419m, 2002 $25,468m, representing sales growth of 8.7%.

2	Earnings before interest and tax for retail operations. Includes $8.1m loss on Red Rooster sale.

3	Excluding exited businesses and one-off benefits in 2001 from accounting policy changes.

4	2001 underlying result is stated before significant items.

5	Significant items for 2001 were restructuring costs, asset write-downs and Kmart New Zealand provision for onerous contracts.

6	Underlying EBIT as a percentage of net assets employed excluding tax balances and net debt.

7	Operating cashflow less investing cashflow.

8	EBITDA before fixed charges divided by fixed charges (lease rental & net borrowing costs).

RETAIL OPERATIONS

Food & Liquor Group

	2002	2001	Change
Sales ($m)	15,892	14,468	9.8%
- excl Red Rooster	15,711	14,246	10.3%
Retail EBIT ($m)	546.9	514.7	6.3%
- excl Red Rooster[1] & 2001 acctng policy change[2]	558.2	496.8	12.4%
Retail margin (%)	3.44	3.56	(12)bp
- excl Red Rooster & 2001 acctng policy change	3.55	3.49	6bp
Operating gross margin (%)[3]	24.29	24.27	2bp
Cost of doing business / sales (%)[3]	20.74	20.78	(4)bp
Net assets employed (NAE) ($m)[4]	1,775.9	1,751.8

  Underlying retail EBIT up 12.4%3 in competitive environment

  Strongest sales growth in 3 years

  Acquisition stores gaining momentum

  Ongoing cost reductions

  Continued network expansion in 2003

The Food & Liquor Group (F&L) comprises Coles, Bi-Lo and Liquorland, with the non-core Red Rooster business sold in May 2002. The group boosted sales by 10.3%5 during FY2002, the strongest growth in 3 years, in an increasingly competitive market.

Alan Williams, Chief Operating Officer - Food, Liquor and Logistics - said this growth reflected ongoing expansion of the food and liquor brands, including the acquisition of Franklins stores and full year contributions from Australian Liquor Group (ALG) and Leda Hotels.

"The momentum of our ex-Franklins supermarkets continues to build, with these stores generating sales of $350 million during the year. Our dual-branded strategy with Coles and Bi-Lo has assisted in attracting Franklins' customers," Mr Williams said.

"The ALG and Leda acquisitions are now fully integrated within the liquor business, with all stores re-badged to Liquorland or Vintage Cellars. While sales continue to grow in our liquor business, they are being affected by intense market competition.

"Underlying retail EBIT was up by 12.4%3 over the year, reflecting a rise in the retail margin of 6 basis points to 3.55% .

"This includes a steady improvement in the performance of the food acquisitions over the year. The ex-Franklins stores are expected to achieve F&L group margins by the end of FY2003, as previously indicated."

The F&L gross margin rose by 2 basis points to 24.29% in FY2002 and the cost of doing business to sales ratio fell by 4 basis points to 20.74%, reflecting expected EBIT margin dilution from the Franklins acquisition.

Mr Williams said work continued on the second stage of the Food & Liquor Review.

"We have identified opportunities in the business to remove duplication and improve efficiencies across the brands," Mr Williams said.

Mr Williams said the store expansion program remained on track, with a total of 51 new supermarkets opened in FY2002, including the Franklins acquisitions, as well as 29 new liquor stores and 2 hotels. Another 96 supermarkets and 78 liquor stores were refurbished during the year.

"In FY2003, we will open more than 40 additional supermarkets, mostly in the second half of the year. We will also open 40 liquor stores, boosted by the phase-out of liquor licence restrictions in Victoria. The bulk of these new stores will open in the second half of FY2003. Following the integration of the Franklins stores in FY2002, the supermarket refurbishment program will be increased to 86 stores in the coming year," Mr Williams said.

"In line with our 5 year strategy, we continue to forecast high single digit sales growth and double digit EBIT growth per annum to FY2006, with retail EBIT margins reaching 4% by FY2005.

General Merchandise & Apparel Group

	2002	2001	Change
Sales ($m)	9,517	9,039	5.3%
- excl Katies	9,517	8,987	5.9%
Retail EBIT ($m)	92.0	98.6	(6.7)%
- excl Katies[1] & 2001 acctng policy change	92.0	67.2	36.9%
Retail margin (%)	1.00	1.09	(9)bp
- excl Katies & 2001 acctng policy change	1.00	0.75	25bp
Operating gross margin[2] (%)	30.64	32.42	(178)bp
Cost of doing business / sales[2] (%)	29.68	31.75	(207)bp
NAE ($m)	2,057.6	2,404.9

  Underlying retail EBIT up 36.9%2

  Significant earnings improvement in Target

  Kmart delivering on new strategy

  MGB rebuild underway

  Officeworks continues to strengthen

  Substantial improvement in CODB

  Improved GM&A inventory levels and stock-turn

The General Merchandise & Apparel Group (GM&A) includes Target, Myer Grace Bros (MGB), Megamart, Kmart and Officeworks. The non-core Katies business was sold in November 2000.

Warren Flick, Chief Operating Officer - GM&A - said Target and Kmart had made promising progress in their rebuild programs while the focus continued on improving the performance of Myer Grace Bros.

"GM&A sales rose by 5.9%3 in FY2002, with customers responding positively to improving ranges and price competitiveness. The differentiated positionings at Target and Kmart are each achieving simultaneous sales success," Mr Flick said.

"Underlying retail EBIT increased by 36.9%2 to $92.0 million, reflecting a substantial turnaround from the earnings decline experienced in the second half of FY2001. While gross margin fell over the year, driven largely by MGB's clearance activity and Kmart's strategic price repositioning, the increasing flow from cost savings reduced the cost of doing business ratio by a significant 207 basis points to 29.68%.

"GM&A's full team of managing directors is now in place. As our experience with Target and Kmart shows, when you combine the right leadership with the right strategy, you get results. We are confident that a similar rebuild process is underway with new leadership at MGB.

"With our tight inventory policy, we cleared winter seasonal stock as planned and total GM&A year-end inventory levels are down 6.0% on FY2001, in addition to the 4.7% reduction in the prior year. Importantly, apparel inventory levels were reduced by 7.7% in FY2002.

"Stock-turns have also improved considerably, rising from 2.9x times in FY2001 to 3.5 times in FY2002 for the GM&A group.

"Consistent with our 5 year strategic plan, we continue to expect mid-single digit sales growth per annum for the GM&A group to FY2006, and remain committed to a 4% EBIT margin target by FY2006," Mr Flick said.

Target

	2002	2001	Change
Sales ($m)	2,422	2,328	4.0%
Retail EBIT ($m)	51.7	(2.8)
- excl 2001 acctng policy change	51.7	(14.6)
Retail margin (%)	2.13	(0.12)	225bp
- excl 2001 acctng policy change	2.13	(0.63)	276bp
NAE ($m)	482.3	576.8

Mr Flick said that Target had made a significant recovery over the year, reporting a profit of $51.7 million following a $14.61 million underlying retail EBIT loss in FY2001.

"Target is delivering on its strategy of offering customers on-trend, quality merchandise at very affordable prices" Mr Flick said.

"The challenge facing this brand was the need to reduce inventory levels while introducing new and more fashionable ranges. By focussing on the right positioning and operational efficiencies, it has recorded a major turnaround in the retail EBIT margin to 2.13%.

"The result was underpinned by strong performances across all apparel categories at much improved margins. This compares with aggressive mark-downs of excess stock last year."

Mr Flick said toys were another key performer, with this year's traditional winter toy sale being the most successful ever at Target. Range improvements in the home and entertainment categories have also achieved encouraging sales results.

"Target's inventory has been reduced by 11.2% and is now at an appropriate level and quality. Importantly, apparel stock-turn increased from 2.9 times in FY2001 to 3.8 times in FY2002.

"While much has been achieved over the year, we will continue to drive sales and margin growth through quickly identifying new merchandising trends, ongoing improvements to merchandise flow and stock-turn, and cost efficiencies," Mr Flick said.

Kmart and Officeworks
	2002	2001	Change
Sales ($m)	3,852	3,552	8.4%
Retail EBIT ($m)	61.9	78.0	(20.6)%
- excl 2001 acctng policy change	61.9	65.5	(5.5)%
Retail margin (%)	1.61	2.20	(59)bp
- excl 2001 acctng policy change	1.61	1.84	(23)bp
NAE ($m)	814.7	1,014.2

Kmart and Officeworks reported a combined retail EBIT of $61.9 million in FY2002, on a sales rise of 8.4%.

"Kmart's earnings fell in the first half of the year with the introduction of a new pricing structure to regain market competitiveness, inline with its lowest price guarantee policy," Mr Flick said.

"While it was clear that the offsetting cost savings would not be realised immediately, the decision to reduce prices was made to lift market share, despite short term margin weakness.

"The second half of the year saw Kmart's performance improve significantly. Strong sales growth across apparel and hardline categories were driven by growing customer acceptance of range enhancements and more focussed marketing, underpinned by the new pricing policy.

"The quality of Kmart's sales mix also improved over the second half, with regular sales growing at more than double the rate of promotional sales in the fourth quarter. Combined with progressive cost reductions, Kmart's margins improved considerably over the period," Mr Flick said.

Officeworks delivered another impressive performance in FY2002 in a competitive market, with the network increasing from 51 to 59 stores across Australia. In line with our strategy, we expect a further 10-15 new stores to open in FY2003.

Myer Grace Bros

	2002	2001	Change
Sales ($m)	3,243	3,106	4.4%
Retail EBIT ($m)	(21.6)[1]	28.1
- excl 2001 acctng policy change	(21.6)[1]	16.3
Retail margin (%)	(0.66)	0.90	(156)bp
- excl 2001 acctng policy change	(0.66)	0.52	(118)bp
NAE ($m)	760.6	818.1

Myer Grace Bros (MGB), including Megamart, reported a retail EBIT loss of $21.6 million in FY2002, incorporating a $9.0 million write-down of computer software assets.

"MGB's performance reflects poor apparel sales during the second half of the year. This required a more aggressive promotional program to sustain sales momentum and to clear winter merchandise in season. This significantly weakened margins.

"However, inventory levels at year-end were 3.8% below last year, which has improved the position of MGB for the upcoming spring/summer fashion season.

"We remain committed to our strategic positioning and are continuing to improve our range of national and international brands, service standards and store presentation.

"We are confident that under the leadership of MGB's new Managing Director, Dawn Robertson, we are in a position to steadily rebuild the brand.

"Megamart produced another year of strong sales growth. The network has now increased to 6 stores, with the opening of a Sydney store in August 2002. Megamart is a key part of MGB's plan to expand its share of the growing furniture and electrical markets," Mr Flick said.

e.colesmyer
	2002	2001	Change
Sales ($m)	279	272	2.6%
- excl Myer Direct	239	187	28.3%
Retail EBIT ($m)	(14.8)	(27.0)	45.2%
- excl Myer Direct & acctng policy chg	(13.7)	(16.2)	15.4%
NAE ($m)	17.3	49.7

Mr Fletcher said e.colesmyer, in future to be known as Emerging Businesses, continued to deliver valuable learnings in the evolution of new business channels, technologies and ideas. Once these direct selling concepts are proven, they will be assimilated into the brands as appropriate. For example, following the successful development of Officeworks Direct under e.colesmyer, the business is now operating within the Officeworks brand.

Excluding Myer Direct, which was sold in January 2002, e.colesmyer sales rose by 28.3% in FY2002. Harris Technology and Coles Online were the largest contributors to sales growth.

e.colesmyer reduced its retail EBIT loss from $27.0 million to $14.8 million over the year, through increasing cost efficiencies and the sale of Myer Direct.

Harris Technology continued its strong performance, doubling profit during the year.

While the performance of the underlying businesses continue to improve, it is anticipated that costs will increase in FY2003 as financial services opportunities are further developed.

PROPERTY AND Unallocated EBIT
$m	2002	2001
Unallocated and head office costs	(106.5)	(70.3)
Gain on sale of property	15.0	21.6
Property operating earnings	33.9	35.8
Property and Unallocated EBIT	(57.6)	(12.9)

Unallocated and head office costs rose by $36.2 million to $106.5 million. As previously announced, the increase was driven by:

  Executive change costs

  Projects and consultants costs

  Higher shareholder costs, including the relaunch of the shareholder discount card

  Higher superannuation costs, following a $21 million partial holiday last year

"While some of these one-off costs will continue in FY2003, the underlying level of unallocated costs is expected to be approximately $90 million," Mr Fletcher said.

The total earnings contribution from property fell to $48.9 million from $57.4 million in FY2001. As less property was sold during the year, net gains from property disposals fell by $6.6 million to $15.0 million. Going forward, non-strategic freehold properties will continue to be sold. The book value of the property portfolio at year end was $612.1 million (FY2001: $631.1 million).

A formal process to seek expressions of interest for the possible sale of Sydney Central Plaza has also now begun. MGB would remain a tenant in the centre regardless of the outcome of the process.

Interest and Tax

Net borrowing costs decreased from $108.7m in 2001 to $75.5m, predominantly as a result of lower average net debt levels and lower interest rates. In addition, Coles Myer Ltd. received $12.4m (2001 $6.7m) in interest from the Coles Myer Employee Share Plan for the funding facility, first provided by the Company in 1994. Going forward, interest income relating to this facility is difficult to predict, as it relies on funds from the exercise of options and dividend income. However, an approximate base of $3-4 million is expected annually. Total interest income for the year was $27.4 million (2001 $16.0m).

Income tax expense of $137.2 million reflects an effective tax rate of 27.9%, in line with prior year (excluding significant items). A tax rate of around 30% is expected in FY2003.

BALANCE SHEET
$m	2002	2001
Inventory	2,809	2,904
Trade creditors	(1,775)	(1,576)
Net investment in inventory	1,034	1,328
Other current net liabilities	(788)	(1,008)
Working capital (basic)	246	320
Intangible assets	324	309
Fixed assets	3,422	3,464
Other net assets	2	327
Funds employed	3,994	4,420
Net tax balances	16	47
Net assets employed	4,010	4,467
Net debt	(702)	(1,221)
Shareholders' funds	3,308	3,246

Net debt fell by 42.5% to $702.1 million, resulting in net debt to capital employed (net debt plus equity) down to 17.5% (2001: 27.3%). Improved trading and balance sheet management were the main drivers.

A $294.0 million improvement in the net investment in inventory was driven by continued improvement in the quality of stock and higher stock turns, particularly in the GM&A businesses, along with increased supplier support. The reduction in gross inventory reflected a 6.0% fall in GM&A stock levels, while F&L inventory rose with the acquisition of ex-Franklins stores. The net result was a reduction in the Group's days stock cover from 57.0 to 52.7 days.

Working capital (basic) fell by $73.9 million to $246.5 million.

CML's credit ratings remain at investment grade quality. The long and short term ratings from Standard and Poor's are BBB+/A-2 (negative outlook) and Moody's Investors Service ratings are Baa2/P-2 (stable).

Cash flow and capital expenditure
$m	2002	2001
Operating cash flow	1,118	672
Capex, acquisitions & investments	(578)	(640)
Asset sales, other	133	158
Free cash flow	673	190
ReCAP proceeds, share buy-backs, share issues	(1)	672
Dividends paid	(286)	(365)
Net cash flow	386	497

Operating cashflow rose by a strong $445.8 million to $1,118.0 million. Capital expenditure on property, plant and equipment of $578.2 million included $59.3 million for the acquisition of ex-Franklins stores. Free cashflow rose by $482.2 million to $672.6 million. As the FY2001 cash flow was inflated by a one-time sales tax refund of $208 million, the underlying improvement in FY2002 cash flow is even greater. FY2003 capital expenditure of over $800 million is expected.

OUTLOOK

Mr Fletcher said the Group's performance in the first two months of Q1 FY2003 indicated further progress against strategy, with Group sales up by 7.8%1.

"In Food and Liquor we remain on strategy to achieve high single-digit sales growth for the year," Mr Fletcher said.

"Momentum in Target and Kmart is continuing, while at MGB the worst is behind us and the rebuild is underway.

"We expect competition in all our markets to remain intense."

Further guidance will be given at the Annual General Meeting.

*/*/*

More information:

Media: Scott Whiffin 03 9829 5548

Analysts: Amanda Fischer 03 9829 4521

Preliminary Final Report

Name of entity

COLES MYER LTD.

ABN or equivalent	Half yearly	Preliminary
company reference	(tick)	final (tick)

11 004 089 936		✓

For announcement to the market

Sales revenues from ordinary activities (item 1.1)

Profit (loss) from ordinary activities after tax attributable to members (item 1.20)

Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))

Net profit (loss) for the period attributable to members (item
1.12)

Dividends (distributions)

Final dividend (Preliminary final report only - item 15.4)

Previous corresponding period (Preliminary final report - item 15.5)

Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) (see item 15.2)

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
NIL

Condensed consolidated statement of financial performance

1.1	Sales
1.2	Cost of goods sold
1.3	Gross profit
1.4	Other revenue from operating activities
1.5	Revenue from non-operating activities
1.6	Borrowing costs
1.7	Advertising expenses
1.8	Selling and occupancy expenses
1.9	Administrative expenses
1.10	Profit (loss) from ordinary activities before tax
1.11	Income tax expense
1.12	Net profit for the period attributable to members

Non-owner transaction changes in equity

1.13	Net (decrease)/increase in asset revaluation reserve
1.14	Total transactions and adjustments recognised directly
in equity
1.15	Total changes in equity other than those resulting
from transactions with owners as owners

Earnings per share

1.16	Basic earnings per share
1.17	Diluted earnings per share

Earnings per share in the previous corresponding period is consistent with the application of the revised standard AASB 1027 Earnings Per Share.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

1.18	Profit (loss) from ordinary activities after tax (item 1.12)
1.19	Less (plus) outside equity interests
1.20	Profit (loss) from ordinary activities after tax,
attributable to members

Revenue and expenses from ordinary activities

1.21	Revenue from sales and operating activities
1.22	Interest revenue
1.23	Other revenue from non-operating activities
1.24	Depreciation and amortisation excluding amortisation
of intangibles (see item 2.3)

Capitalised outlays

1.25	Interest costs capitalised in asset values
1.26	Outlays capitalised in intangibles (unless arising from
an acquisition of a business)

Consolidated retained profits

1.27	Retained profits at the beginning of the financial period
1.28	Net profit attributable to members (item 1.12)
1.29	Net transfers from (to) reserves
1.30	Net effect of changes in accounting policies
1.31	Dividends and other equity distributions paid or payable
1.32	Retained profits at end of financial period

Intangible and extraordinary items
Consolidated - current period

		Before tax	Related tax

		$M	$M
2.1	Amortisation of goodwill	6.9
2.2	Amortisation of other intangibles	20.0	(2.9)
2.3	Total amortisation of
	intangibles	26.9	(2.9)
2.4	Extraordinary items
2.5	Total extraordinary items	NIL	NIL

Comparison of half year profits
(Preliminary final report only)

3.1	Consolidated profit from ordinary activities after
tax attributable to members reported for the 1st half
year (item 1.12 in the half yearly report)

3.2	Consolidated profit (loss) from ordinary activities after
tax attributable to members for the 2nd half year

Condensed consolidated statement of financial position

At end of
current period
$M
Current assets
4.1	Cash assets		274.6
4.2	Receivables		887.1
4.3	Investments
4.4	Inventories		2,808.9
4.5	Tax assets
4.6	Other		53.2
4.7	Total current assets		4,023.8

Non-current assets
4.8	Receivables		122.6
4.9	Investments		109.2
4.10	Inventories
4.11	Exploration and evaluation expenditure
capitalised (see para .71 of AASB 1022)
4.12	Development properties (mining entities)
4.13	Other property, plant and equipment (net)		3,422.0
4.14	Intangibles (net)		323.6
4.15	Deferred tax assets		258.3
4.16	Other		29.9
4.17	Total non-current assets		4,265.6
4.18	Total assets		8,289.4

Current liabilities
4.19	Payables		2,270.7
4.20	Interest bearing liabilities		15.3
4.21	Loans
4.22	Tax liabilities
4.23	Provisions (excluding tax liabilities)		640.6
4.24	Other
4.25	Total current liabilities		2,926.6

Non-current liabilities
4.26	Payables
4.27	Interest bearing liabilities		1,552.8
4.28	Loans
4.29	Tax liabilities		249.5
4.30	Provisions (excluding tax liabilities)		204.3
4.31	Other		48.6
4.32	Total non-current liabilities		2,055.2
4.33	Total liabilities		4,981.8
4.34	Net assets		3,307.6

Condensed consolidated statement of financial position continued

At end of
current period
	Equity		$M

4.35	Contributed equity		2,032.3
4.36	Reserves		402.4
4.37	Retained profits (accumulated losses)		872.9
4.38	Equity attributable to members of the
	parent entity		3,307.6
4.39	Outside equity interests in controlled
entities
4.40	Total equity		3,307.6

4.41	Preference capital included as part of 4.38		680.6

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

5.1	Opening balance
5.2	Expenditure incurred during current period
5.3	Expenditure written off during current period
5.4	Acquisitions, disposals, revaluation increments, etc.
5.5	Expenditure transferred to Development Properties
5.6	Closing balance as shown in the consolidated
balance sheet (item 4.12)

Development properties

6.1	Opening balance
6.2	Expenditure incurred during current period
6.3	Expenditure transferred from exploration and evaluation
6.4	Expenditure written off during current period
6.5	Acquisitions, disposals, revaluation increments, etc.
6.6	Expenditure transferred to mine properties
6.7	Closing balance as shown in the consolidated
balance sheet (item 4.13)

Condensed consolidated statement of cash flows

Cash flows related to operating activities
7.1	Receipts from customers (inclusive of goods and
services tax)
7.2	Payments to suppliers and employees (inclusive of
goods and services tax)
7.3	Cash distributions received from associated entities
7.4	Interest and other items of similar nature received
7.5	Interest and other costs of finance paid
7.6	Income taxes paid
7.7	Net operating cash flows

Cash flows related to investing activities
7.8	Payment for purchases of property, plant and equipment
7.9	Proceeds from sale of property, plant and equipment
7.10	Proceeds on sale of businesses and controlled entities
7.11	Payment for purchases of businesses and controlled
entities (net of cash acquired)
7.12	Repayment of loan from other entities
7.13	Payment for purchases of investments
7.14	Proceeds on sale of investments
7.15	Payment for purchase of associated entity
7.16	Net investing cash flows

Cash flows related to financing activities
7.16	Proceeds from issues of securities (shares, options, etc.)
7.17	Payment for shares bought back
7.18	Proceeds from borrowings
7.19	Repayment of borrowings
7.20	Dividends paid
7.21	Net financing cash flows

Net increase/(decrease) in cash held
7.22	Cash at beginning of period (see Reconciliation of cash)
7.23	Exchange rate adjustments to item 7.22
7.24	Cash at end of period
(see Reconciliation of cash)

Non-cash financing and investing activities

Coles Myer Ltd. issued ordinary shares under the Dividend Reinvestment Plan of $60.0 million (2001 $87.8 million).

The CML Group disposed of its investment in Power Investment Funding Pty. Ltd. for $NIL consideration. Current receivables decreased $36.2 million, current loans decreased $36.2 million and investments decreased $NIL on disposal.

The CML Group disposed of its investment in Investment Funding Pty. Ltd. for $NIL consideration. Current receivables decreased $79.1 million, current loans decreased $79.1 million and investments decreased $NIL on disposal.

The CML Group disposed of its investment in Label Developments Pty. Ltd. for $NIL consideration. Non-current receivables decreased $17.2 million, non-current loans decreased $17.2 million and investments decreased $NIL on disposal.

In 2001, the company disposed of its investment in Investment Development Funding
Pty. Ltd. As a result of the disposal, non-current receivables decreased $60.3 million and non-current loans decreased $60.3 million.

Reconciliation of cash

Reconciliation of cash at the end of the period (as
shown in the consolidated statement of cash flows) to
the related items in the accounts is as follows:

8.1	Cash on hand and at bank
8.2	Deposits at call
8.3	Bank overdraft
8.4	Other (provide details)
8.5	Total cash at end of period (item 7.24)

Other notes to the condensed financial statements

Ratios
Profit before tax / revenue
9.1	Consolidated profit (loss) from ordinary activities before
tax (item 1.10) as a percentage of sales revenue (item
1.1)

Profit after tax / equity interests
9.2	Consolidated net profit (loss) from ordinary activities
after tax attributable to members (item 1.12) as a
percentage of equity (similarly attributable) at the end of
the period (item 4.38)

Earnings per security (EPS)

10.1	Refer Appendix A

NTA backing

11.1	Net tangible asset backing per ordinary security

Discontinuing operations

12.1	Discontinuing operations

NIL

Control gained over entities having material effect

13.1	Name of entity (or group of entities)

13.2	Consolidated profit (loss) from ordinary activities and
extraordinary items after tax of the entity (or group of
entities) since the date in the current period on which
control was acquired
13.3	Date from which such profit has been calculated
13.4	Profit (loss) from ordinary activities and extraordinary
items after tax of the entity (or group of entities) for the whole of the previous corresponding period

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control
14.3	Date to which the profit (loss) in item 14.2 has been calculated
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable

15.2	Record date to determine entitlements to the dividend
(distribution) (ie, on the basis of registrable transfers
received up to 5.00 pm if paper based, or by "End of
Day" if a proper SCH transfer)

15.3	If this is a final dividend, has it been declared?

Amount per security
Amount per
security

15.4	Final dividend:	Current Year	12.0c

15.5		Previous Year	12.0c

15.6	Interim dividend:	Current Year	13.5c

15.7		Previous Year	13.5c

Total dividend (distribution) per security (interim plus final)

15.8	Ordinary securities
15.9	Preference securities

Preliminary final report - final dividend (distribution) on all securities

15.10	Ordinary securities
15.11	Preference securities
15.12	Total

The dividend plan shown below is in operation.

A Shareholders' Dividend Reinvestment Plan is in operation.

The last date(s) for receipt of election notices for the dividend

Any other disclosures in relation to dividends (distributions)

NIL

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':

16.1	Profit (loss) from ordinary activities before income tax
16.2	Income tax on ordinary activities
16.3	Profit (loss) from ordinary activities after income tax
16.4	Extraordinary items net of tax
16.5	Net profit (loss)
16.6	Outside equity interests
16.7	Share of net profit (loss) of associates and joint venture
entities

Material interests in entities which are not controlled entities

Name of entity		Percentage of ownership
interest held at end of period
or date of disposal
Previous
		Current	corresponding
		period	period
		$M	$M

17.1	Equity accounted
associates and joint
venture entities

17.2	Total	NIL	NIL

17.3	Other material interests

17.4	Total	NIL	NIL

Segment Reporting

18.1	Refer Appendix B

Issued and quoted securities at end of current period

Category of securities		Total	Number
		Number	Quoted

19.1	RESET CONVERTIBLE
PREFERENCE SHARES
19.2	Balance 29 July 2001	7,000,000	7,000,000
19.3	Issued during the period
19.4	Balance 28 July 2002	7,000,000	7,000,000

19.5	ORDINARY CLASS
SHARES -FULLY PAID
19.6	Balance 29 July 2001	1,176,610,496	1,176,610,496
19.7	Dividend Reinvestment
	Plan issue	8,167,708	8,167,708
19.8	Converted from partly paid
	shares	24,000	24,000
19.9	Buy-back	(222,322)	(222,322)
19.10	Balance 28 July 2002 **	1,184,579,882	1,184,579,882

19.11	PARTLY PAID ORDINARY
SHARES
19.12	Balance 29 July 2001	152,000	NIL
19.13	Converted to ordinary
	shares	(24,000)	NIL
19.14	Balance 28 July 2002	128,000	NIL

19.15	OPTIONS
19.16	Balance 29 July 2001
19.17	Issued during the period	38,512,000	NIL
19.18	Exercised during the period		NIL
19.19	Expired during the period	(842,000)
19.20	Balance 28 July 2002	37,670,000	NIL

a	Exercise prices range from $6.44 to $8.32.
b	Expiry dates range from December 2006 to December 2007

** On 19 July 2001 the first 500 of each shareholder's ordinary class shares were redesignated on the Australian Stock Exchange as Discount Card Shares. On 12 April 2002, the Discount
Card Shares reverted to Ordinary Shares. During their separate listing, Discount Card
Shares remained ordinary class shares and as such, ranked equally with non-Discount Card shares in every respect including voting and dividend rights.

Coles Myer Ltd. ordinary shares are listed on the New York Stock Exchange in the form of
American Depository Shares (ADS). Each ADS represents eight ordinary shares. An
American Depository Receipt is the certificate issued to the holder, and can represent any number of ADS. As at 28 July 2002, there were 968,748 (2001 662,071) ADS on issue.

Comments by directors

Basis of accounts preparation

20.1	The accounting policies adopted are consistent with those of the previous financial year.
Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

20.2	Material factors affecting the revenues and expenses of the economic entity for the current period

Refer accompanying commentary and other public documents.

20.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

NIL

20.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The consolidated franking balance of $39.7 million is after allowing for current tax payments, proposed dividend payments in November 2002 and franking credits the CML
Group is prevented from distributing. It is expected that future tax payments within the
CML Group will create sufficient franking credits to enable the payment of fully franked dividends for at least the subsequent year.

20.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:

NIL

20.6	Changes in contingent liabilities and contingent assets.

Contingent liabilities as at 28 July 2002 were $245.7m, an increase of $77.8m since
29 July 2001, mainly associated with trading guarantees.

Additional disclosure for trusts

20.1	Number of units held by the management company or
responsible entity or their related parties

20.2	A statement of the fees and commissions payable to the
management company or responsible entity.

Identify:
- initial service charges
- management fees
- other fees

Annual meeting

The annual meeting will be held as follows:

Place

Date

Time

Approximate date the annual report will be available

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative prouncements and Urgent Issues Group Consensus Views or other standards acceptable to the ASX.

	Identify other standards used		NONE

2	This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

	✓	The financial statements have	The financial statements
	been audited.		have been subject to review.

	The financial statements are		The financial statements
	in the process of being		have not yet been audited or
	audited or subject to review.		reviewed.

5	If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6	The entity has a formally constituted audit committee.

Sign here:	............................................................		Date: 3 October 2002
Company Secretary

Print name:	Kevin Elkington
Earnings per share

Basic earnings per share
Diluted earnings per share

Weighted average number of shares used as the demoninator
Weighted average number of shares used as the demoninator in calculating basic earnings per share

Weighted average number of ordinary shares and potential ordinary shares used as the demoninator in calculating diluted earnings per share

Reconciliation of earnings used in calculating earnings per share
Basic earnings per share
Net profit
Dividends on preference shares
Earnings used in calculating basic earnings per share

Diluted earnings per share
Net profit
Earnings used in calculating diluted earnings per share
Segment reporting

Food &
Liquor
$M
Primary Reporting - business segments

2002

Revenue
Sales to external customers			15,892.4
Intersegment sales (eliminated on consolidation)
Total Sales			15,892.4
Other revenue			656.5
Total segment revenue			16,548.9

Segment result			546.9
Net borrowing costs
Profit from ordinary activities before income tax
Income tax expense
Net profit

Segment assets			3,195.9
Tax assets
Total assets

Segment liabilities			(1,507.3)
Tax liabilities
Total liabilities

Acquisitions of property, plant and equipment,
intangibles and other non-current segment assets			402.0

Depreciation and amortisation expense			247.2

Other non-cash expenses			15.4
Segment reporting

Food &
Liquor
$M
2001

Revenue
Sales to external customers			14,468.2
Intersegment sales (eliminated on consolidation)			0.4
Total Sales			14,468.6
Other revenue			453.6
Total segment revenue			14,922.2

Segment result			514.7
Net borrowing costs
Profit from ordinary activities before income tax
Income tax expense
Net profit

Segment assets			3,067.6
Tax assets
Total assets

Segment liabilities			(1,410.7)
Tax liabilities
Total liabilities

Acquisitions of property, plant and equipment,
intangibles and other non-current segment assets			344.4

Depreciation and amortisation expense			223.9

Other non-cash expenses			5.8
Segment reporting
Sales to external
customers
2002
$M
Secondary reporting - geographical segments

Australia			25,565.3
New Zealand			123.4
Other
25,688.7

Business Segments
The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food & Liquor			Retail of grocery and liquor items
General Merchandise & Apparel			Retail of apparel, general merchandise and stationery items
e.colesmyer			E-commerce trading for internal and external customers
Property & Unallocated			Management of the CML property portfolio and other unallocated or corporate functions.

Geographical segments
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.
Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia			The home country of the parent entity which is also the main operating entity.
The CML Group undertakes retail operations in all states and territories.
New Zealand			The CML Group has some General Merchandise & Apparel retail operations, supplying basically the same ranges of goods as the corresponding businesses in Australia. These operations are predominantly based in the North Island.
Asia			Non-trading branch offices located in Hong Kong, Shanghai and Taiwan.

Intersegment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segment disclosures relating to these investments have not been included as they are not